HFI HIGHBURY FINANCIAL INC.

Permanent Capital Solutions for Investment Managers

Investor Information Package

999 18th Street, Suite 3000
Denver, Colorado 80202
T: (303) 357-4802
F: (303) 893-2902

535 Madison Avenue, 19th Floor
New York, New York 10022
T: (212) 688-2341
F: (212) 688-2343

www.highburyfinancial.com

Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K furnished by Highbury Financial Inc. (Highbury) with the SEC on June 29, 2009.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (4) changing conditions in global financial markets generally and in the equity markets particularly, and decline or lack of sustained growth in these markets; (5) Highbury's business strategy and plans; (6) the introduction, withdrawal, success and timing of business initiatives and strategies; (7) the unfavorable resolution of legal proceedings and/or harm to Highbury's reputation; (8) fluctuations in customer demand; (9) management of rapid growth; (10) the impact of fund performance on redemptions; (11) changes in investors' preference of investing styles; (12) changes in or loss of sub-advisers; (13) the impact of increased competition; (14) the results of future financing efforts; (15) the impact of future acquisitions or divestitures; (16) the relative and absolute investment performance of Highbury's investment products; (17) investment advisory agreements subject to termination or non-renewal; (18) a substantial reduction in fees received from third parties; (19) Highbury's success in finding or acquiring additional investment management firms on favorable terms and consummating acquisitions of investment management firms; (20) the ability to retain major clients; (21) the ability to attract and retain highly talented professionals; (22) significant limitations or failure of software applications; (23) expenses subject to significant fluctuations; (24) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (25) the impact of capital improvement projects; (26) the extent and timing of any share or warrant repurchases; and (27) the impact of changes to tax legislation and, generally, the tax position of Highbury.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

HFI HIGHBURY FINANCIAL INC.

Introduction

- Highbury Financial Inc. (OTCBB: HBRF, HBRFW, HBRFU) is a publicly traded investment management holding company with $4.9 billion of AUM at May 31, 2009

    - AUM growth from $3.4 billion at December 31, 2008 to $4.9 billion at May 31, 2009

    - $960 million of net client flows in five months ended May 31, 2009

- Objective is to partner with dynamic, accomplished firms seeking long-term growth

    - Provide permanent capital solutions to owners of investment management firms

    - Diversify by asset class, investment style, distribution channel, client type and management team

- Substantial increase in potential transaction activity in recent months

    - Improvements in the equity markets have encouraged independent asset management firms to explore partnerships with a well-capitalized partner

    - Ongoing restructuring activities and efforts to repay TARP funds are leading many financial institutions to explore divestitures of asset management businesses

- Public release of this information package allows our management team to continue ongoing discussions with potential acquisition targets and investors in a manner that complies with Regulation FD

Financial Highlights

	Actual Results			Projected Results	
	2007	2008	2009 Q1	2009 Q2 [1]	2009 FY [2]
	(all data in millions, except per share amounts or as otherwise indicated)				
Assets Under Management (End of Period) (in Billions)	$ 5.1	$ 3.5	$ 3.9	$ 4.9	$ 4.9
Revenue	$ 42.1	$ 35.7	$ 7.0	$ 9.2	$ 34.6
Net Income	$ 0.9	$ 0.5	$ 0.4	$ 0.7	$ 2.5
Adjusted EBITDA (3)	$ 5.7	$ 3.4	$ 0.6	$ 1.3	$ 4.5
Cash Net Income (3)	$ 4.5	$ 2.9	$ 0.7	$ 1.0	$ 3.7
Cash Net Income per Share - Diluted (3)	$ 0.42	$ 0.32	$ 0.07	$ 0.11	$ 0.40

(1) As set forth in pre-announcement press release on June 17, 2009
(2) Equal to 2009 Q1 Actual results plus 3 times 2009 Q2 Projected results
(3) Definitions and reconciliations for these metrics are provided on pages 32-35

Capitalization Summary

	May 31, 2009	Ticker
Securities Outstanding		
Shares of Common Stock	9,085,035	HBRF
Warrants ($5.00 Exercise Price; January 25, 2010 Expiration)	13,983,708	HBRFW
Total Potential Shares of Common Stock	23,068,743	
Balance Sheet Summary		
Cash and Cash Equivalents and Investments	$ 15.4	
Senior Debt	$ -	
Senior Convertible Debt	$ -	
Mandatory Convertible Securities	$ -	
Other Long-Term Obligations	$ 0.8	
Highbury Financial Inc. Stockholders' Equity	$ 40.8	

Favorable Relative Total Return

No.	Firm Name	Total Return (1) 6/26/08 to 6/26/09	Relative to Highbury	No.	Firm Name	Total Return (1) 11/24/06 to 6/26/09	Relative to Highbury
1	Highbury Financial Inc.	54.15	0.00	1	Westwood Holdings Group, Inc.	115.80	144.26
2	Westwood Holdings Group, Inc.	13.15	(41.00)	2	BlackRock, Inc.	24.99	53.45
3	BlackRock, Inc.	0.83	(53.32)	3	Waddell & Reed Financial, Inc.	10.78	39.24
4	Virtus Investment Partners Inc. (2)	45.24	(59.02)	4	T. Rowe Price Group Inc.	0.27	28.73
5	Value Line, Inc.	(9.35)	(63.50)	5	Eaton Vance Corp.	(10.27)	18.19
6	Calamos Asset Management, Inc.	(15.43)	(69.58)	6	Epoch Holding Corporation	(12.26)	16.19
7	Boston Private Financial Holdings, Inc.	(18.10)	(72.25)	7	Invesco Limited	(13.60)	14.86
8	Federated Investors, Inc.	(21.71)	(75.86)	8	Federated Investors, Inc.	(16.52)	11.94
9	Waddell & Reed Financial, Inc.	(22.27)	(76.42)	9	Diamond Hill Investment Group	(27.12)	1.34
10	Epoch Holding Corporation	(23.10)	(77.25)	10	Highbury Financial Inc.	(28.46)	0.00
11	Franklin Resources, Inc.	(23.39)	(77.54)	11	Value Line, Inc.	(30.27)	(1.81)
12	T. Rowe Price Group Inc.	(24.13)	(78.28)	12	Franklin Resources, Inc.	(31.71)	(3.26)
13	SEI Investments Company	(25.89)	(80.04)	13	Titanium Asset Management Corporation (2)	(15.79)	(6.77)
14	Invesco Limited	(28.05)	(82.20)	14	SEI Investments Company	(38.46)	(10.01)
15	Titanium Asset Management Corporation	(28.89)	(83.04)	15	Janus Capital Group Inc.	(43.20)	(14.75)
16	Eaton Vance Corp.	(31.40)	(85.55)	16	Affiliated Managers Group, Inc.	(44.51)	(16.05)
17	Affiliated Managers Group, Inc.	(35.88)	(90.03)	17	Calamos Asset Management, Inc.	(47.07)	(18.61)
18	The Blackstone Group LP	(36.26)	(90.41)	18	The Blackstone Group LP (3)	(59.59)	(24.13)
19	Legg Mason, Inc.	(42.11)	(96.26)	19	Ameriprise Financial, Inc.	(53.34)	(24.88)
20	Pzena Investment Management Inc.	(42.18)	(96.33)	20	GLG Partners, Inc. (3)	(55.08)	(24.91)
21	Diamond Hill Investment Group	(42.18)	(96.33)	21	U.S. Global Investors, Inc.	(58.11)	(29.66)
22	Ameriprise Financial, Inc.	(43.04)	(97.19)	22	Treasury Group Limited	(58.67)	(30.21)
23	Hennessy Advisors, Inc.	(43.44)	(97.59)	23	Cohen & Steers, Inc.	(59.47)	(31.01)
24	U.S. Global Investors, Inc.	(44.92)	(99.07)	24	Polar Capital Holdings PLC (3)	(69.15)	(40.20)
25	GLG Partners, Inc.	(46.10)	(100.25)	25	AllianceBernstein Holding LP	(70.03)	(41.58)
26	Cohen & Steers, Inc.	(46.32)	(100.47)	26	Legg Mason, Inc.	(72.27)	(43.81)
27	Polar Capital Holdings PLC	(48.81)	(102.96)	27	Pzena Investment Management Inc. (3)	(57.58)	(50.00)
28	Och-Ziff Capital Management Group	(51.56)	(105.71)	28	Och-Ziff Capital Management Group (3)	(69.73)	(51.43)
29	Treasury Group Limited	(57.15)	(111.30)	29	Hennessy Advisors, Inc.	(80.28)	(51.82)
30	Janus Capital Group Inc.	(57.37)	(111.52)	30	Boston Private Financial Holdings, Inc.	(81.25)	(52.79)
31	National Financial Partners Corporation	(62.03)	(116.18)	31	National Financial Partners Corporation	(83.08)	(54.62)
32	AllianceBernstein Holding LP	(63.04)	(117.19)	32	Fortress Investment Group LLC (3)	(81.07)	(55.89)
33	W.P. Stewart & Co., Ltd.	(66.89)	(121.04)	33	Virtus Investment Partners Inc. (3)	45.24	(59.02)
34	Fortress Investment Group LLC	(74.96)	(129.11)	34	W.P. Stewart & Co., Ltd.	(96.66)	(68.21)

(1)   Total return reflects price change and dividends paid during the period. Total return relative to Highbury equals comparable company total return less Highbury total return.

(2)   Return comparison is from date of shareholder approval of initial acquisition through June 26, 2009 for Highbury and the company.

(3)   Firm was not a public investment manager during the entire period. Return comparison is from IPO to June 26, 2009 for Highbury and each comparable company.

HFI HIGHBURY FINANCIAL INC.

Business Strategy Highlights

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
  - Corporate divestitures
  - Management buyouts
  - Liquidity to unwind strategic joint ventures
  - Liquidity for departing individual partners
  - Diversification for founders and transition to next generation
  - Exit strategies for private equity funds

- Affiliates to operate independently
  - Highbury not active in day-to-day management
  - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

Excellent Initial Acquisition

- Acquired Aston, an established and respected mutual fund advisor, at an historically attractive price (approximately 5.1x projected year 1 distributions to Highbury)

  - Premier group of institutional-quality sub-advisors

  - 17 member sales and marketing team with relationships across the country

  - Selling agreements in place with more than 400 client intermediaries

- Highbury participates in Aston's profitability through a preferred revenue share distribution

  - Distribution equals a fixed percentage of Aston revenue in all cases

  - Distribution does not decrease as rapidly as operating profits when revenue declines

  - Distribution does not increase as rapidly as operating profits when revenue increases

- Preferred distribution provides operating leverage to Aston's management increasing incentives for management to continue to invest in growth and build the business

- Significant portion of Aston's operating expenses (70% in 2008; 63% in Q2P 2009) vary directly in proportion with changes in revenue

  - High variable expense component allows Aston to operate efficiently at a wider range of revenue levels than a similar firm with a larger fixed expense base

Significant Enhancement of Aston Funds Since Acquisition

- Since the closing of Highbury's initial acquisition, management has proactively and successfully strengthened Aston's mutual business
    - 14 new funds opened; eight funds closed or merged into other funds
    - $5.9 million of seed capital from Highbury to start new products

- Renewed focus of sales force on increasing net client flows
    - $960 million of net client inflows in first 5 months of 2009
    - $1.2 billion of net client inflows from Q4 2007 through May 31, 2009

- Relative investment performance of Aston's mutual fund has improved substantially since Highbury announced its plans to acquire the business in April 2006

- Highbury's expectation of relative investment performance improvement in Aston/Montag & Caldwell Large Cap Growth Fund has occurred
    - Largest fund (41% of AUM) rated 3 stars by Morningstar, Inc. as of March 31, 2006
    - Largest fund (42% of AUM) rated 5 stars by Morningstar, Inc. as of May 31, 2009

Source: Morningstar, Inc. See page 36 for a description of the ranking methodology.

Best Mutual Fund Performance of Any Public Advisor

As of March 31, 2006		% of Mutual Fund AUM in 4 & 5 Star
	Manager Name	Rated Funds (1)
1	Diamond Hill Cap	88%
2	US Global Investrs	80%
3	Calamos Advisors	78%
4	T Rowe Price	76%
5	Managers Funds	72%
6	Janus	56%
7	Hennessy Mgmt	55%
8	Franklin Templeton	54%
9	Legg Mason	51%
10	Federated	44%
11	Waddell & Reed	37%
12	AllianceBernstein	35%
13	Virtus Invst Ptnrs	32%
14	Cohen & Steers	25%
15	BlackRock	23%
16	Eaton Vance	19%
17	SEI	13%
18	Gabelli	12%
19	Aston Asset Mgmt	4%
20	Blackstone Advisor	0%
21	Epoch Invest Ptnrs	0%
22	Jacobs & Co	0%
23	Westwood	0%

As of May 31, 2009		% of Mutual Fund AUM in 4 & 5 Star
	Manager Name	Rated Funds (1)
1	Aston Asset Mgmt	85%
2	Epoch Invest Ptnrs	77%
3	Janus	73%
4	Waddell & Reed	70%
5	T Rowe Price	67%
6	Westwood	65%
7	Franklin Templeton	50%
8	Gabelli	47%
9	Federated	45%
10	Managers Funds	42%
11	Cohen & Steers	36%
12	Calamos Advisors	31%
13	Diamond Hill Cap	31%
14	Eaton Vance	30%
15	BlackRock	25%
16	Legg Mason	22%
17	Hennessy Mgmt	21%
18	Virtus Invst Ptnrs	21%
19	AllianceBernstein	12%
20	SEI	4%
21	US Global Investrs	2%
22	Blackstone Advisor	0%
23	Jacobs & Co	0%
24	WisdomTree Asset	0%

(1)   Refers to ratings published by Morningstar, Inc.

Revenue Share Structure Reduces Volatility of Cash Flows

- Annualized quarterly volatility of Highbury's distributions from Aston since Q1 2007 has been 19%

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09
				($ and shares in thousands, unless noted)					
Revenue share from Aston	1,910	1,842	1,760	1,771	1,597	1,668	1,655	1,227	1,209
(% change from prior quarter)		-3.6%	-4.5%	0.6%	-9.8%	4.4%	-0.8%	-25.9%	-1.5%

- Annualized quarterly revenue volatility of public investment management firms has been substantially higher for most firms

Affiliated Managers Group, Inc.	88%	Invesco Ltd.	54%
AllianceBernstein Holding L.P.	62%	Janus Capital Group Inc.	36%
BlackRock, Inc.	43%	Legg Mason, Inc.	141%
Blackstone Group LP	310%	Northern Trust Corporation	31%
Boston Private Financial Holdings, Inc.	18%	Och-Ziff Capital Management	793%
Calamos Asset Management, Inc.	519%	Pzena Investment Management, Inc.	179%
Cohen & Steers, Inc.	50%	SEI Investments Company	21%
Diamond Hill Investment Group	36%	State Street Corporation	26%
Eaton Vance Corp.	19%	T. Rowe Price Group, Inc.	32%
Federated Investors, Inc.	6%	US Global Investors, Inc.	111%
Fortress Investment Group LLC	2891%	Value Line, Inc.	46%
Franklin Resources, Inc.	28%	Waddell & Reed Financial, Inc.	22%
GAMCO Investors, Inc.	240%	Westwood Holdings Group, Inc.	77%
GLG Partners, Inc.	413%	Wilmington Trust Corporation	70%
Hennessy Advisors, Inc.	25%		

Compelling Opportunity for Investment Managers

- Structuring flexibility to preserve current value and maximize potential
    - Highbury able to negotiate and execute transaction efficiently to minimize risk
    - No integration (unlike strategic sale)
    - No interference with day-to-day management

- Permanent capital solution
    - No future liquidity event or exit strategy required (unlike private equity sources)
    - Ongoing value creation for management through equity ownership
    - Equity recycling to next generation of management to ensure long-term stability and growth
    - Joint ownership by Highbury and management provides alignment of interests

- Ongoing strategic input from Highbury and Aston
    - Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administrative resources (17 wholesalers, over 400 selling agreements)
    - Introductions to new business opportunities
    - Industry insights and professional relationships
    - Employee compensation, incentive, retention and succession structures
    - Marketing, distribution and competitive positioning strategies
    - Valuations

Exceptional Opportunity to Partner with Asset Management Firms

Attractive Industry

- Significant growth and profit potential
- Recurring revenues
- High operating leverage
- Low financial capital requirements

Experienced Team

- Thousands of relationships across the industry
- Robust deal flow from multiple sources
- Deep understanding of industry dynamics
- Industry-leading transaction experience

Favorable Time in Business Cycle

- Attractive entry point
- Economic crisis prompting restructuring
- Favorable demographic trends
- Multiple paths to grow



Compelling Investment Opportunity

Investment Management Firms Provide Attractive Economics to Owners



Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

Experienced Team & Resources



Quality reputation and transaction track record	Wealth of industry relationships	Value-added proprietary resources
Public vehicle for permanent capital	SUCCESSFUL PARTNERSHIP	Capability and commitment
Focus on sustained growth and stability	Flexible structures	Sponsorship by Berkshire Capital partners and industry leaders

Experienced and Respected Management Team

- Team brings expertise in the areas of investment sourcing, analysis and execution, plus proven track record of funding and growing asset management firms

- Relationships with investment management firms, financial services companies of all types and potential capital providers provide a foundation for success

	Background	Transactions	Experience	Education
R. Bruce Cameron, CFA Chairman	President & Co-Founder, Berkshire	233 transactions $10.3 billion value	26 yrs Berkshire 31 yrs total	Harvard MBA Trinity BA
Richard S. Foote, CFA President, CEO & Director	Managing Director, Berkshire	30 transactions $2.2 billion value	15 yrs Berkshire 24 yrs total	Harvard BA
R. Bradley Forth, CFA EVP & CFO	Vice President, Berkshire	19 transactions $1.3 billion value	8 yrs Berkshire 8 yrs total	Duke BS & BA
Stuart D. Bilton Chairman & CEO Aston Asset Management	Vice Chairman, ABN AMRO North America	Numerous asset management acquisitions, lift-outs and start-ups	15 yrs Aston (and its predecessors), 37 yrs total	London School of Economics BS Wisconsin MS

Independent Board of Directors

- Three of five directors are independent

- Each independent director has substantial knowledge and experience in the asset management industry and a unique skill set to offer Highbury's management and shareholders
    - Hoyt Ammidon Jr. – Career investment banker focusing on mergers and acquisitions in the financial services industry; significant experience negotiating and structuring transactions involving investment management firms; excellent relationships in the investment management industry
    - Theodore M. Leary Jr. – Career real estate investor as both a principal and a fiduciary; significant experience managing an investment management firm and interacting with major institutional clients; excellent relationships in the investment management industry
    - Aidan J. Riordan – Private equity investor with expertise in developing, negotiating and executing acquisition transactions; experienced M&A investment banker to investment management firms; strong relationships with lenders and financial sponsors

- Board of directors has three committees composed solely of independent directors
    - Lead Independent Director – Mr. Ammidon
    - Audit Committee – Messrs. Ammidon and Leary
    - Compensation Committee – Messrs. Ammidon and Riordan
    - Nominating and Corporate Governance Committee – Messrs. Leary and Riordan

Prudent Balance Sheet Management

- Highbury has prudently managed its balance sheet assets to safely navigate the financial crisis
  - Financed Aston acquisition with 100% equity
  - Maintained pricing discipline and refused to pay above-market prices during the market run-up in 2007 or during the beginning of the financial troubles in early 2008
  - Avoided attractively priced leverage facilities for a second transaction to safeguard the company's operations in turbulent markets

- Capital strength in the form of cash reserves and liquid investments
  - Strength to support the Aston mutual funds
  - Capital to repurchase equity interests from Aston management, if necessary
  - Capital to repurchase outstanding common stock and warrants to reduce weighted average shares outstanding
  - Cash to pay dividends to Highbury's shareholders, subject to declaration by Highbury's board
  - Credibility in discussions with potential acquisition targets and financing sources in ongoing discussion regarding corporate opportunities

Beneficial Actions for Shareholders

- Repurchases of securities in the open market and through private negotiations has reduced weighted average shares outstanding
  - Diluted shares reduced from 26.5 million to 23.1 million (12.8%)
  - Common shares outstanding reduced from 9.6 million to 9.1 million (5.2%)

- Quarterly cash dividend of $0.05 per share of common stock, subject to declaration by Highbury's board
  - Allows shareholders to participate in Highbury's ongoing Cash Net Income generation
  - Dividend represents approximate yield of 5% based on recent prices of common stock
  - Payout ratio is equal to 45% of projected Cash Net Income per share for Q2 2009 of $0.11

- Execution of favorable administrative services agreement with Berkshire Capital provides Highbury with office space, administrative support, financial reporting capabilities, IT and HR
  - Saves Highbury approximately $500,000 per year in direct operating expenses

- Prompt collection of contingent purchase price payment from Fortis in December 2008
  - $3.5 million of cash to Highbury
  - Reduced the cost of Aston acquisition

Summary Financial Results

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Projected Q2 09
	($ and shares in thousands, unless noted)									
Revenue share from Aston	1,910	1,842	1,760	1,771	1,597	1,668	1,655	1,227	1,209	1,606
Highbury operating expenses										
Professional fees	310	210	188	753	291	143	125	936	441	185
Compensation and related expenses	-	-	-	-	-	-	-	325	152	152
Insurance	58	70	59	57	56	56	44	41	39	39
Administrative fees	23	23	23	28	30	30	30	30	30	30
Travel and entertainment	11	47	70	18	10	34	20	58	63	22
Other expenses	54	55	46	12	29	26	36	19	23	32
Impairment of intangibles	-	-	-	4,110	-	-	-	2,288	-	-
Total operating expenses	456	405	386	4,978	416	289	255	3,697	748	460
Operating income (loss)	1,454	1,437	1,374	(3,207)	1,181	1,379	1,400	(2,470)	461	1,146
Interest and investment income (loss)	95	133	91	(25)	(156)	26	(346)	(117)	111	68
Income before taxes	1,549	1,570	1,465	(3,232)	1,025	1,405	1,054	(2,587)	572	1,214
Income tax expense	(574)	(643)	(572)	1,290	(401)	(504)	(413)	907	(169)	(473)
Net income	975	927	893	(1,942)	624	901	641	(1,680)	403	741

Summary Financial Results (continued)

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Projected Q2 09
				($ and shares in thousands, unless noted)						
Net income	975	927	893	(1,942)	624	901	641	(1,680)	403	741
Affiliate depreciation & amortization	35	45	47	95	49	46	46	45	46	46
Impairment of intangibles	-	-	-	4,110	-	-	-	2,288	-	-
Income taxes	574	643	572	(1,290)	401	504	413	(907)	169	473
Adjusted EBITDA (1)	1,584	1,615	1,512	973	1,074	1,451	1,100	(254)	618	1,260
Net income	975	927	893	(1,942)	624	901	641	(1,680)	403	741
Affiliate depreciation & amortization	35	45	47	95	49	46	46	45	46	46
Intangible-related deferred taxes	225	249	236	(1,358)	234	233	233	(737)	210	210
Impairment of intangibles	-	-	-	4,110	-	-	-	2,288	-	-
Cash Net Income (1)	1,235	1,221	1,176	905	907	1,180	920	(84)	659	997
Weighted average shares outstanding, diluted	11,445	12,811	9,684	9,527	9,261	9,127	9,127	9,125	9,118	9,088
Net income per share	$0.09	$0.07	$0.09	($0.20)	$0.07	$0.10	$0.07	($0.18)	$0.04	$0.08
Cash Net Income per share	$0.11	$0.10	$0.12	$0.09	$0.10	$0.13	$0.10	($0.01)	$0.07	$0.11

(1) Definitions for these metrics are provided on pages 32-35

Summary Financial Results (continued)

	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Projected Q2 09
				($ and shares in thousands, unless noted)						
Assets under management ($MM)										
Mutual funds (beginning)	5,450	5,172	5,092	4,982	4,991	4,546	4,672	4,334	3,409	3,767
Net client inflows (outflows)	(452)	(289)	(250)	61	35	(29)	126	70	580	387
Changes in market value	174	209	141	(52)	(480)	155	(464)	(995)	(221)	645
Mutual funds (end)	5,172	5,092	4,982	4,991	4,546	4,672	4,334	3,409	3,767	4,799
Separate accounts	206	136	137	145	151	167	159	115	108	133
Total assets under management (end of period)	5,378	5,228	5,119	5,136	4,697	4,839	4,493	3,524	3,875	4,932
Weighted average fee basis	0.76%	0.77%	0.76%	0.75%	0.74%	0.75%	0.76%	0.77%	0.76%	0.75%

Financial Projections

Source: Berkshire Capital Securities LLC. See pages 37-39 for additional disclosure.

HFI HIGHBURY FINANCIAL INC.

Overview

- Key assumptions
  - Growth of assets under management based on long-term average market returns by asset class and expected net client inflows
  - Dividend payment of $0.20 per share in 2009 and 65% of Cash Net Income in 2010 through 2014 (future dividend payment subject to declaration by Highbury's board)
  - Excess capital is used to repurchase common stock in the open market
  - No new acquisitions
  - Reference to spectrum of valuation levels for other publicly traded investment management firms

- Projected annualized AUM growth of 20.5% from December 31, 2008 through December 31, 2014

- Does not reflect a premium for a change of control

Public Valuation Statistics

| | HBRF | Public Investment Managers (as of 5/31/09) | | | | | HBRF Percentile Rank vs. Public Cos. |
		High	75th Percentile	Median	25th Percentile	Low	
Valuation Statistics:							
Price Per Share (6/23/09)	4.00						
Market Value	36,348	21,021,652	2,974,841	2,071,804	929,140	99,795	MIN
Price / LTM EPS (a)	13.6x	59.2x	28.5x	21.5x	16.3x	11.2x	12%
Price / 2009E EPS (a)	10.4x	39.0x	34.3x	29.1x	22.4x	13.5x	MIN
Price / 2010E EPS (a)(b)	8.1x	42.9x	23.8x	19.7x	18.4x	12.0x	MIN
Price / LTM Revenues	5.9x	15.0x	5.5x	3.6x	2.5x	1.2x	86%
Pre-Tax Margin	54.8% (c)	58.1%	34.6%	25.8%	19.2%	-159.3%	99%
Projected EPS Growth 2009E/2010E	29.7%	85.2%	38.4%	32.8%	15.8%	7.0%	43%
Projected 5-Year EPS Growth Rate (a)	25.2%	17.5%	12.0%	9.8%	8.5%	5.0%	MAX
Indicated Dividend Yield	5.00%	3.84%	2.38%	1.30%	0.31%	0.00%	MAX

Notes:

(a)   HBRF statistics correspond to cash EPS; LTM cash EPS was 0.29; 2009E of $0.38, 2010E of $0.50 and five-year cash EPS growth rate are Berkshire Capital projections. 2009E Cash EPS based on projected financial results and shares outstanding for the full year.

(b)   Assumes warrants exercised end of 2009, proceeds used to fund share repurchase program.

(c)   Cash pre-tax margin.

Projections

	At or For Year Ended Dec. 31,	Year Ending Dec. 31						2008-2014
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**CAGR**
Projected Cash EPS, Dividends & Stock Price (d):								
AUM ($MM)(e)	3,524.5	5,236.8	6,157.1	7,178.3	8,298.4	9,510.3	10,803.7	20.5%
Revenues	6,147	6,332	7,690	9,028	10,525	12,169	13,947	14.6%
Cash Net Income	2,923	3,636	4,473	5,192	6,065	7,040	8,087	18.5%
Average Diluted Shares (f)	9,119	9,495	9,005	7,612	7,348	7,183	7,028	-4.2%
Cash EPS	0.32	0.38	0.50	0.68	0.83	0.98	1.15	23.8%
Dividends Per Share	-	0.20	0.32	0.44	0.54	0.64	0.75	
2014 Multiple of Cash EPS							14.6x	
Percentile Rank vs. Public Asset Managers, LTM P/E							15%	
Percentile Rank vs. Public Asset Managers, Forward FY P/E							11%	
Implied Estimated Possible 2014 Stock Price (g)							16.74	

Notes:

(d) Berkshire Capital projections. Assumes no follow-on acquisitions.

(e) Includes separate accounts, excludes money market fund assets. 5/31/09 long-term AUM equal to $4,913MM.

(f) Assumes (i) warrants exercised if 12/31/09 stock price exceeds exercise price, (ii) 90% of working capital used to repurchase shares once stock price exceeds $5.00, and (iii) repurchase programs in subsequent years once stock price exceeds specified prices.

(g) Please refer to the disclosure information presented at the beginning and end of this presentation.

Historical Stock Price Performance





Source: Bloomberg

Historical Stock Price Performance





Source: Bloomberg

Aston Supplemental Information

Broad Array of High Quality Investment Products

- Diversified mix of mutual funds
- Funds managed by independent sub-advisors with unique investment styles
- 8 funds with overall Morningstar Ratings of 4 or 5 stars; 5 funds with 3 stars
- Approximately 85% of assets under management in funds with overall Morningstar Ratings of 4 or 5 stars

EQUITY FUNDS

	Value	Blend	Growth
Large	★★★★		★★★★★ ★★★★ ★★★★ ★★★ ★★★ ★★★
Medium	★★★★ ★★★	★★★★	
Small		★★★★	★★★★

FIXED INCOME FUNDS

	Short	Intermediate	Long
High		★★★	
Medium			
Low			

Source: Morningstar, as of May 31, 2009. For the graphic, star ratings are allocated according to each fund's equity or fixed income style designation not the category designation.

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	Inception	AUM ($m) 3/31/09	% of Total AUM
EQUITY						
Aston/Montag&Caldwell Grow	Montag & Caldwell, Inc.	Large Growth	★★★★★	Nov 1994	2,032	42.3%
Aston/Optimum Mid Cap	Optimum Investment Advisers	Mid Blend	★★★★	Sep 1994	691	14.4%
Aston/TAMRO Small Cap	TAMRO Capital Partners	Small Blend	★★★★	Nov 2000	622	13.0%
Aston/River Rd Sm Cap Val	River Road Asset Management	Small Value	★★★★	Jun 2005	397	8.3%
Aston Value	Massachusetts Financial Services Co	Large Value	★★★★	Jan 1993	207	4.3%
Aston Growth	Montag & Caldwell, Inc.	Large Growth	★★★	Dec 1993	187	3.9%
Aston/River Road Small Mid Cap	River Road Asset Management	Small Value	-	Mar 2007	176	3.7%
Aston/River Rd Dvnd All CpVl	River Road Asset Management	Mid Value	★★★★	Jun 2005	124	2.6%
Aston/Veredus Select Gro	Veredus Asset Management, LLC	Large Growth	★★★	Dec 2001	76	1.6%
Aston/Veredus Aggrsv Gro	Veredus Asset Management, LLC	Small Growth	★★	Jun 1998	45	0.9%
Aston/Smart Portfolios	Smart Portfolios	Conservative Allocation	-	Jan 2008	27	0.6%
Aston/Fortis Real Estate	Fortis Advisers, Inc.	Real Estate	★★★	Dec 1997	22	0.5%
Aston/Barings International	Baring International Investment Ltd	Foreign Large Blend	-	Nov 2007	21	0.4%
Aston/Montag&Caldwell Bal	Montag & Caldwell, Inc.	Moderate Allocation	★★★★	Nov 1994	18	0.4%
Aston Balanced	Multiple Advisor/Sub Advisor	Moderate Allocation	★★★	Sep 1995	17	0.4%
Aston/ MB Enhanced Equity Inc	MB Investment Partners Inc.	Long-Short	-	Jan 2008	17	0.4%
Aston/NewCent AbsoluteRtn	New Century Capital Mgmt	Moderate Allocation	-	Mar 2008	16	0.3%
Aston/Fortis Glbl RE	Fortis Advisers, Inc.	Global Real Estate	-	Aug 2007	10	0.2%
Aston/Neptune International	Neptune Investment Mgmt Limited	Foreign Large Growth	-	Aug 2007	10	0.2%
Aston/TAMRO All Cap	TAMRO Capital Partners	Large Blend	★★★★	Nov 2000	9	0.2%
Aston/Optimum Large Cap Opp	Optimum Investment Advisers	Large Growth	-	Dec 2006	4	0.1%
Aston/Montag&Caldwell MdCpGr	Montag & Caldwell, Inc.	Mid Growth	-	Nov 2007	2	0.0%
Aston/Cardinal Mid Cap Value	Cardinal Capital Management, LLC	Mid Blend	-	Nov 2007	1	0.0%
Aston/Lake Prtnrs LASSO Alt	Aston Asset Management	Long-Short	-	Apr 2009	1	0.0%
Total Equity					4,732	98.6%
FIXED INCOME						
Aston/TCH Fixed Income Bond	Taplin Canida & Habacht Inc	Int. Term Bond	★★★	Dec 1993	68	1.4%
Total Fixed Income					68	1.4%
Total AUM					**$4,800**	**100.0%**

Source: Morningstar, as of May 31, 2009.

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	AUM ($m) 5/31/09	Annualized Total Returns		
					1-Year	3-Years	5-Years
EQUITY							
Aston/Montag&Caldwell Grow	Montag & Caldwell, Inc.	Large Growth	★★★★★	2,032	-26.0%	-1.4%	0.5%
Aston/Optimum Mid Cap	Optimum Investment Advisers	Mid Blend	★★★★	691	-35.3%	-4.7%	0.2%
Aston/TAMRO Small Cap	TAMRO Capital Partners	Small Blend	★★★★	622	-25.1%	-6.3%	1.2%
Aston/River Rd Sm Cap Val	River Road Asset Management	Small Value	★★★★	397	-26.2%	-7.6%	0.0%
Aston Value	Massachusetts Financial Services Co	Large Value	★★★★	207	-30.4%	-6.4%	1.0%
Aston Growth	Montag & Caldwell, Inc.	Large Growth	★★★	187	-25.8%	-7.0%	-3.3%
Aston/River Road Small Mid Cap	River Road Asset Management	Small Value	-	176	-26.9%	-	-
Aston/River Rd Dvnd All CpVl	River Road Asset Management	Mid Value	★★★★	124	-29.8%	-6.7%	0.0%
Aston/Veredus Select Gro	Veredus Asset Management, LLC	Large Growth	★★★	76	-39.5%	-8.4%	-0.2%
Aston/Veredus Aggrsv Gro	Veredus Asset Management, LLC	Small Growth	★★	45	-37.6%	-14.8%	-5.2%
Aston/Smart Portfolios	Smart Portfolios	Conservative Allocation	-	27	-13.7%	0.0%	0.0%
Aston/Fortis Real Estate	Fortis Advisers, Inc.	Real Estate	★★★	22	-48.5%	-18.3%	-2.7%
Aston/Barings International	Baring International Investment Ltd	Foreign Large Blend	-	21	-36.8%	0.0%	0.0%
Aston/Montag&Caldwell Bal	Montag & Caldwell, Inc.	Moderate Allocation	★★★★	18	-14.7%	1.5%	1.8%
Aston Balanced	Multiple Advisor/Sub Advisor	Moderate Allocation	★★★	17	-17.1%	-2.8%	-0.6%
Aston/ MB Enhanced Equity Inc	MB Investment Partners Inc.	Long-Short	-	17	-19.6%	-	-
Aston/NewCent AbsoluteRtn	New Century Capital Mgmt	Moderate Allocation	-	16	-19.7%	-	-
Aston/Fortis Glbl RE	Fortis Advisers, Inc.	Global Real Estate	-	10	-47.5%	-	-
Aston/Neptune International	Neptune Investment Mgmt Limited	Foreign Large Growth	-	10	-42.5%	-	-
Aston/TAMRO All Cap	TAMRO Capital Partners	Large Blend	★★★★	9	-28.8%	-6.4%	-0.6%
Aston/Optimum Large Cap Opp	Optimum Investment Advisers	Large Growth	-	4	-38.5%	-	-
Aston/Montag&Caldwell MdCpGr	Montag & Caldwell, Inc.	Mid Growth	-	2	-37.1%	-	-
Aston/Cardinal Mid Cap Value	Cardinal Capital Management, LLC	Mid Blend	-	1	-31.9%	-	-
Aston/Lake Prtnrs LASSO Alt	Aston Asset Management	Long-Short	-	1	-	-	-
Total Equity				4,732			
FIXED INCOME							
Aston/TCH Fixed Income Bond	Taplin Canida & Habacht Inc	Interm-Term Bond	★★★	68	1.8%	5.0%	4.1%
Total Fixed Income				68			
Total AUM				**$4,800**			

Source: Morningstar, as of May 31, 2009.

Disclosure – Adjusted EBITDA

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position. The following table provides a reconciliation of net income to Adjusted EBITDA.

	Actual Results			Projected Results	
	2007	2008	2009 Q1	2009 Q2	2009 FY
	(all data in millions)				
Net Income	$ 0.9	$ 0.5	$ 0.4	$ 0.7	$ 2.5
Affiliate Depreciation & Amortization	0.2	0.2	0.0	0.0	0.0
Impairment of Intangibles	4.1	2.3	-	-	-
Income Taxes	0.5	0.4	0.2	0.6	2.0
Adjusted EBITDA	$ 5.7	$ 3.4	$ 0.6	$ 1.3	$ 4.5

Disclosure – Cash Net Income

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP net income. Cash net income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We will add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we do not amortize but which generates tax deductions is added back, because these accruals would be used only in the event of a future sale of Aston or an impairment charge. We will add back the portion of consolidated depreciation expense incurred by Aston because under Aston's operating agreement we are not required to replenish these depreciating assets. We also add back expenses that we incur for financial reporting purposes for which there is no corresponding cash expense because such expenses cause our Net Income to be understated relative to our ability to generate cash flow to service debt, if any, finance accretive acquisitions, and repurchase securities, if appropriate.

Disclosure – Cash Net Income

	Actual Results			Projected Results	
	2007	2008	2009 Q1	2009 Q2	2009 FY
	(all data in millions)				
Net Income	$ 0.9	$ 0.5	$ 0.4	$ 0.7	$ 2.5
Affiliate Depreciation & Amortization	0.2	0.2	0.0	0.0	0.0
Intangible-Related Deferred Taxes	(0.7)	(0.1)	0.3	0.3	1.2
Impairment of Intangibles	4.1	2.3	-	-	-
Cash Net Income	$ 4.5	$ 2.9	$ 0.7	$ 1.0	$ 3.7

HFI HIGHBURY FINANCIAL INC.

Disclosure – Cash Net Income Per Share

Cash Net Income per share represents Cash Net Income divided by the diluted average shares outstanding. In this calculation, the potential share issuance in connection with our warrants is measured using a treasury stock method. Under this method, only the net number of shares of common stock equal to the value of the warrants in excess of the exercise price, if any, is deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are exercised. This method does not take into account any increase or decrease in our cost of capital in an assumed exercise.

Disclosure – Morningstar, Inc.

Source of data on pages 10, 29, 30 and 31 is Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating^{TM} based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.

Disclosure – Berkshire Capital Securities LLC

The Financial Projections included in Exhibit A are derived from an analysis prepared for us by Berkshire Capital Securities LLC ("Berkshire"), which has consented to the use of its name in this investor presentation. Berkshire is a New York-based, FINRA-registered firm which provides publicly and privately held investment management and capital markets firms with financial advisory services. As part of its business, Berkshire regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes.

R. Bruce Cameron, our chairman of the board, Richard S. Foote, our president, chief executive officer and director, and R. Bradley Forth, our executive vice president, chief financial officer and secretary, are employees and equity owners of Berkshire. Mr. Cameron is the manager member of, and employees of Berkshire are the principal owners of, Broad Hollow LLC, the beneficial owner of 1,001,250 (approximately 10.8%) of our shares.

Under an office services agreement between us and Berkshire, we pay Berkshire a monthly fixed fee of $10,000 for office and secretarial services including use and access to our office in Denver, Colorado and those other office facilities of Berkshire as we may reasonably require. In addition, certain employees of Berkshire provide us with financial reporting support on a daily basis. The term of the agreement is indefinite. Either party may terminate the office services agreement at any time with six months' notice to the other party.

We have engaged Berkshire to act as our non-exclusive financial advisor in connection with possible acquisitions. In such capacity, Berkshire will assist us in structuring, negotiating and completing acquisitions of targets identified by us and acknowledged by both us and Berkshire as being subject to Berkshire's engagement. If we enter into an agreement to acquire such a target company during the term of Berkshire's engagement or within two years thereafter, and such acquisition is completed, then we will pay Berkshire a success fee at closing equal to the greater of (a) the sum of 3.0%

Disclosure – Berkshire Capital Securities LLC (cont.)

of the first $15 million of the aggregate consideration in such transaction and 1.0% of the aggregate consideration in such transaction in excess of $15 million, and (b) $600,000. Upon the execution of a definitive agreement with respect to an acquisition, we will pay Berkshire $200,000 which will be credited against the success fee. We will also reimburse Berkshire for its reasonable expenses in performing its services under the engagement letter and will indemnify Berkshire for liabilities it incurs in performing such services, unless such liabilities are attributable to Berkshire's gross negligence or willful misconduct.

We have not separately paid Berkshire for the analysis which serves as the basis for these Financial Projections. However, we will reimburse Berkshire for its reasonable out-of-pocket expenses. In addition, we have also agreed to indemnify Berkshire against certain liabilities that may arise out of the preparation of the analysis.

The analysis prepared by Berkshire does not constitute an opinion or a recommendation to the board of directors or stockholders of Highbury with respect to the merits of any particular business strategy. In connection with the preparation of its analysis, Berkshire relied on publicly available financial information and other data with respect to Highbury and other publicly-traded investment advisers and performed such other analyses and examinations as it deemed appropriate. In connection with such analysis, Berkshire relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information. Further, Berkshire relied upon the assurances of Highbury that it was not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Berkshire assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments and that such information provides a reasonable basis upon which it could make an analysis.

Disclosure – Berkshire Capital Securities LLC (cont.)

Berkshire's analysis is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, June 26, 2009. Accordingly, although subsequent developments may affect its analysis, Berkshire has not assumed any obligation to update, review or reaffirm its analysis. ALL PROJECTIONS AND RANGES OF VALUATIONS CONTAINED IN THE BERKSHIRE ANALYSIS ARE NOT NECESSARILY INDICATIVE OF ACTUAL VALUES OR ACTUAL FUTURE RESULTS, WHICH MAY BE SIGNIFICANTLY MORE OR LESS FAVORABLE THAN SUGGESTED BY SUCH ANALYSIS. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold.



HFI HIGHBURY FINANCIAL INC.

Permanent Capital Solutions for Investment Managers

R. Bruce Cameron, CFA

T: (212) 688-2349

F: (212) 688-2343

bcameron@highburyfinancial.com

Richard S. Foote, CFA

T: (212) 688-2341

F: (212) 688-2343

rfoote@highburyfinancial.com

R. Bradley Forth, CFA

T: (303) 357-4802

F: (303) 893-2902

bforth@highburyfinancial.com